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SEC FILE NUMBER
8-48974

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EIM Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 27th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Leto **(212) 220 5618**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gary Yannazzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EIM Securities (USA) Inc., as of December 31 , 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KAREN K HAYDEN
Notary Public - State of New York
NO. 01HA6170179
Qualified in New York County
My Commission Expires 7/2/11

Signature

Chief Operating Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EIM Securities (USA) Inc.

Statement of Financial Condition

As of December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder
EIM Securities (USA) Inc.

We have audited the accompanying statement of financial condition of EIM Securities (USA) Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of EIM Securities (USA) Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

February 25, 2010

EIM Securities (USA) Inc.

Statement of Financial Condition

As of December 31, 2009

Assets	
Cash and cash equivalents	$ 695,189
Due from affiliates	211,832
Prepaid expenses	12,941
Other assets	3,300
Total assets	$ 923,262
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 35,000
Due to Parent	126,295
Total liabilities	161,295
Shareholder's equity:	
Capital stock (3,000 shares authorized, issued and outstanding, no par value)	–
Additional paid in capital	451,533
Accumulated earnings	310,434
Total shareholder's equity	761,967
Total liabilities and shareholder's equity	$ 923,262

The accompanying notes are an integral part of this statement.

EIM Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

EIM Securities (USA) Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of EIM Holding (USA) Inc. (the "Parent"), which is owned by EIM Participations Luxembourg SA ("Luxembourg"). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors and implementing the private placement of securities. The Company does not carry securities for customers or perform custodial functions relating to customer securities. The Company is a (k)(2)(i) broker-dealer and exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In July 2009, the Financial Accounting Standards Board ("FASB") launched its "*Financial Accounting Standards Codification*" (the "ASC" or the "Codification") as the single source of GAAP. While the Codification does not change GAAP, it introduces a new structure to the accounting literature and changes references to accounting standards and other authoritative accounting guidance that have been reflected in the accompanying notes to the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Due From Affiliates

Due from affiliates are of short-term nature and are therefore recorded at their nominal value less necessary provisions for impairment.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes on a separate company basis.

Deferred taxes are provided under the liability method whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents

Cash and cash equivalents may include money market accounts, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase, which are carried at cost plus accrued interest, which approximates fair value. As of December 31, 2009, cash equivalents were held at a single financial institution.

3. Income Taxes

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate taxpayer rather than a member of the parent company's consolidated income tax return group.

On a separate company basis, the Company generated taxable income for federal, state and local for the year ended December 31, 2009. Current taxes payable are included in due to parent on the Company's statement of financial condition.

3. Income Taxes (continued)

The Company adopted the provisions of Accounting for Uncertainty in Income Taxes (the "Standard") for the year ended December 31, 2009. The Standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Under the Standard, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Standard also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company has evaluated the potential impact of the Interpretation and has concluded that there are no tax positions requiring recognition, measurement or disclosure in the financial statements.

4. Related Party Transactions

The Company receives agency fees for the referral of investors to offshore hedge funds. These fees are collected by an affiliate and paid to the Company. The Company also receives placement fees for the referral of investors to affiliated off-shore hedge funds. As of December 31, 2009, the Company is owed $94,630 by various affiliates relating to these referral fees.

The Company has an expense sharing agreement with EIM Management (USA) Inc. (the "U.S affiliate"), a registered investment advisor, whereby certain operating expenses such as occupancy and other operating expenses are apportioned between the Company and the U.S. affiliate.

5. Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of net capital which shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $525,880, which was $515,127 in excess of its required net capital of $10,753. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.00. The Company is also subject to the regulatory requirements of the NFA, which requires the maintenance of a minimum net capital greater than $45,000, as defined. At December 31, 2009, the Company's net capital was $480,880 in excess of the NFA requirement.

6. Subsequent Events

The Company has evaluated subsequent events from December 31, 2009 through February 25, 2010, the date the financial statements were available to be issued, and has concluded that there are no material subsequent events relevant for financial statement disclosure.

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www.ey.com





STATEMENT OF FINANCIAL CONDITION

EIM Securities (USA) Inc.
As of December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG